Mail Stop 3561

									October 17, 2005



Via US Mail and Facsimile

Mr. Sam L. Henry
Chief Financial Officer
Elamex, S.A. DE C.V.
1800 Northwestern Drive
El Paso, TX   79912

		Re:	Elamex, S.A. DE C.V.
			Form 10-K for the fiscal year ended December 31,
2004
			Form 10-Q for the quarterly period ended March 31,
2005
			File No. 000-27992

Dear Mr. Henry:

		We have reviewed your response dated October 12, 2005 to our comment letter dated August 10, 2005 and have the following additional comment.

Form 10-K for the fiscal year ended December 31, 2004

Financial Statements

Consolidated Statements of Operations and Comprehensive Loss, page
24
1. We note you will amend your Form 10-K to provide separate audited financial statements of Qualcore as of and for the year ended December 31, 2004 in response to comment 1 of our letter dated August
10, 2005. Please confirm that the significant subsidiary test under
Rule 3-09 of Regulation S-X was evaluated for each of the years presented in your determination that audited statements were required only for 2004. See paragraph (b) of Rule 3-09 of Regulation S-X.

      As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please file your response letter on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

      You may contact Donna Di Silvio at (202) 551-3202 or, in her absence, the undersigned at (202) 551-3841 with any other questions.

Sincerely,



Michael Moran
Branch Chief

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Mr. Sam L. Henry
Elamex, S.A. DE C.V.
October 17, 2005
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